Exhibit 99.1
Scorpio Tankers Inc. Announces an Agreement to Sell STI Highlander, Newbuilding Vessel Deliveries, and the Upsizing of a Previously Announced Credit Facility

MONACO--(Marketwired - September 24, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today an agreement to sell STI Highlander, newbuilding vessel deliveries, and the upsizing of a previously announced credit facility.
Sale of STI Highlander
The Company reached an agreement to sell its 2007 built Handymax product tanker, STI Highlander, for approximately $19.35 million. The sale of this vessel is expected to close in October 2015. There will be no debt repayment associated with this sale as this vessel is not collateralized under any of the Company’s credit facilities.
Subsequent to the sale of STI Highlander, all of the Company’s owned fleet will have been built in 2012 or later.
Newbuilding vessel deliveries
The Company took delivery of two newbuilding product tankers in September 2015:

•	STI Carnaby, an LR2 product tanker, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. Upon delivery, this vessel began a voyage for 53 days at approximately $41,000 per day.

•
STI Black Hawk, an MR product tanker, was delivered from Hyundai Mipo Dockyard Co. Ltd. of South Korea. Upon delivery, this vessel began a voyage in the Scorpio MR Pool for 13 days at approximately $31,000 per day.

Upsizing of a previously announced credit facility
In September 2015, the Company executed an agreement to upsize its previously announced $52.0 million credit facility with ING Bank N.V. to $87.0 million.
The credit facility will be used to (i) finance a portion of the purchase price of two LR2 product tankers currently under construction at Daehan Shipbuilding Co., Ltd., with expected deliveries in the first and second quarters of 2016, (ii) partially finance the purchase of STI Black Hawk, and (iii) refinance the existing indebtedness on an MR product tanker that was delivered in March 2015.
The loan facility has a final maturity of seven years from the original date of signing of June 24, 2015 and bears interest at LIBOR plus a margin of 1.95% per annum. The terms and conditions, including covenants, are similar to those in the Company's existing credit facilities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 80 product tankers (18 LR2, 15 Handymax, and 47 MR tankers) with an average age of 1.1 years and time or bareboat charters-in 16 product tankers (four LR2, three LR1, four MR and five Handymax tankers). The Company has contracted for eight newbuilding product tankers (four MR and four LR2 tankers). The four LR2s are expected to be delivered in 2016 (one per quarter), and the four MRs are expected to be delivered within the first half of 2017. The Company has also reached an agreement to sell one of its Handymax product tankers, which is expected to close in October 2015. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616